Exhibit 2

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Names John Quinn to Lead Trial, Mails Proxies to Block Sprint-Clearwire Merger

Urges Holders to Vote AGAINST the Proposed Merger by Voting the GOLD Proxy Card

HOUSTON, May 6, 2013—Crest Financial Limited, the largest minority stockholder of Clearwire Corporation (NASDAQ: CLWR) with an ownership of 8.25% of the Class A common stock of Clearwire, today formally began its campaign to persuade Clearwire stockholders to reject the proposed merger with Sprint Nextel Corporation by mailing its proxy statement to the Clearwire stockholders. The proxy statement was cleared by the Securities and Exchange Commission last Friday, Crest said.

Crest also announced that an experienced team of trial lawyers from Quinn Emanuel Urquhart & Sullivan LLP, the largest U.S. law firm devoted solely to business litigation, will prosecute Crest’s claims against Sprint and Clearwire in Delaware’s Chancery Court. John B. Quinn, founder and managing partner of Quinn Emanuel, will personally lead the trial team. Quinn Emanuel litigates many of the biggest and most noteworthy business cases in the U.S., with a 90 percent winning record.

“As the controlling stockholders of Clearwire, Sprint owes fiduciary duties—duties of loyalty and trust—which require it to protect the interests of the company’s minority stockholders,” John Quinn said. “But instead of acting consistent with those duties, Sprint is thumbing its nose at the other stockholders and seeking to force a sale of Clearwire at a grossly inadequate price. Clearwire directors are doing Sprint’s bidding.”

Quinn, the lead trial lawyer for Crest, added: “We expect that litigation will result in a very substantial appraisal award or damage remedy to redress the breaches of fiduciary duty by both Sprint and the Clearwire directors.”

Crest opposes the Sprint-Clearwire merger because it believes that the Sprint offer of $2.97 in cash per Clearwire share is grossly inadequate, that the merger was structured in a way that unfairly disadvantages minority stockholders, and that Clearwire would be better off if it remained a stand-alone company.

“We are optimistic that the Clearwire stockholders will agree with us that the Sprint offer is unfair and block the Sprint-Clearwire merger,” said David K. Schumacher, general counsel of Crest. “Just last Friday, four other large minority stockholders owning 18.2% of Clearwire’s Class A common stock announced their agreement to oppose the Sprint-Clearwire merger. The immense value of the wireless spectrum owned by Clearwire should benefit all Clearwire stockholders and should not be handed over on the cheap to Sprint, its controller.”

Schumacher added, “We will pursue all litigation avenues and all available remedies.”

Crest has filed a lawsuit in Delaware against Sprint, Clearwire, and the directors of Clearwire because Crest believes that the defendants breached their fiduciary duties by scheming to extract value from Clearwire at the expense of minority stockholders. Other stockholders, including Aurelius Capital Management, have also filed suit. Crest has also petitioned the Federal Communications Commission to stop the proposed SoftBank-Sprint and Sprint-Clearwire mergers because they would treat minority stockholders of Clearwire unfairly and the mergers would not be in the public interest.

“The battle for Clearwire has just begun,” Crest wrote to stockholders in its letter transmitting its proxy materials. “Clearwire’s choice is not between doing nothing and accepting a grossly inadequate Sprint deal. Rather, Clearwire’s own management has presented the most promising path to maximizing stockholder value—the MCC business plan, in which Clearwire would provide service to multiple wholesale customers in addition to Sprint. We believe that the necessary financing to enable Clearwire to pursue the MCC business plan is readily available.”

“Everyone involved in these interlocking proposals and transactions—SoftBank, Sprint, DISH, and other potential bidders—recognizes that the real prize is Clearwire and its spectrum assets. And yet the Clearwire Board of Directors has managed to negotiate a Merger Agreement that transfers all value and leverage to Sprint instead of preserving them for all Clearwire stockholders,” Crest’s letter states. “Only a vote ‘AGAINST’ the Sprint-Clearwire Merger will send a firm message to the Clearwire Board of Directors and Sprint that they owe fiduciary duties to all Clearwire stockholders—not just to Sprint.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the merger. If stockholder have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583. The proxy statement and cover letter can be found at http://www.dfking.com/clwr.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement will be mailed to the stockholders of Clearwire on or about May 6, 2013. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, WHICH IS AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement is also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.